SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 18)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 18 (this “Amendment No. 18”) to the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), and subsequently amended and restated in its entirety and filed with the SEC on May 18, 2010 (as previously amended and restated and as hereby amended, the “Statement”), hereby amends and supplements Item 8 and Item 9 of the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser (as amended, the “Merger Agreement”), and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 18, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 18.
     All capitalized terms used but not specifically defined in this Amendment No. 18 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following after the fourth paragraph in the subsection “—Antitrust Compliance”:
     “In order to obtain antitrust clearance, Foster will divest certain assets related to Portec’s manufacture of insulated joints and related products at its Huntington, West Virginia facility (the “Joint Business Assets”). Foster received indications from a number of potential buyers, and has continued to work with the Antitrust Division with respect to this divestiture. On December 9, 2010, Portec and Foster entered into an Asset Purchase Agreement with Koppers, Inc. (“Koppers”) pursuant to which Koppers would purchase the Joint Business Assets.
     Koppers will pay a total purchase price of $10,100,000, less the amount of assumed liabilities, for the Purchased Assets. The purchase price is subject to post-closing adjustments related to the final determination of certain liabilities, the book value of certain tangible personal property, the book value of certain inventory and the book value of certain prepaid items. The closing of the asset purchase is subject to the condition that Portec and Foster enter into a hold separate stipulation with the DOJ regarding the divestiture of the Joint Business Assets and Foster’s acquisition of Portec, to the condition that Foster shall have accepted for payment shares of common stock tendered in the Offer, and to other customary closing conditions. The Asset Purchase Agreement provides that Portec may terminate the Asset Purchase Agreement if the Merger Agreement is terminated, and that either Portec or Koppers may terminate the Asset Purchase Agreement if the closing has not occurred prior to January 11, 2011. The Asset Purchase Agreement also provides that if the Department of Justice requests amendments to provisions relating to representations and warranties of either Portec or Koppers, the parties’ obligations regarding cooperation with respect to and defense of certain litigation, and non-competition of Koppers in certain lines of business, then those provisions shall automatically be amended as requested by the Department of Justice, subject to the consent of the party adversely affected by the requested amendment.
     Foster and Portec expect to continue to work cooperatively with the Antitrust Division in connection with its review of the Asset Purchase Agreement and clearance of Foster’s acquisition of Portec.
     The foregoing discussion is a summary of the Asset Purchase Agreement, does not purport to be complete, and is qualified in its entirety by the Asset Purchase Agreement. A copy of the Asset Purchase Agreement is attached as Exhibit 2.1 to the Form 8-K filed by Portec on December 9, 2010, and is incorporated herein by reference. A joint press release, dated December 9, 2010, issued by Portec and Foster announcing the execution of the Asset Purchase Agreement, is included as Exhibit (a)(5)(K) to this Schedule 14D-9, and is incorporated herein by reference.”
Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description

(a)(5)(K)	Joint press release issued on December 9, 2010.

(e)(7)	Asset Purchase Agreement, dated as of December 9, 2010, by and among Koppers, Inc., L.B. Foster Company and Portec Rail Products, Inc. (incorporated by reference from Exhibit 2.1 attached to the Current Report on Form 8-K dated December 9, 2010, filed by Portec Rail Products, Inc. on December 9, 2010).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ John N. Pesarsick
John N. Pesarsick
Chief Financial Officer

Dated: December 9, 2010